Issued on behalf of RELX PLC
21 July 2015

RELX PLC announces the appointment of Marike van Lier Lels to its Board

RELX Group announced today that, following the implementation of its corporate structure simplification on 1 July, it is fully aligning the membership of its Boards with the appointment of Marike van Lier Lels as a Non-Executive Director of RELX PLC and RELX Group plc. Ms van Lier Lels has been a Non-Executive Director of RELX NV since January 2010 and is a member of the joint Corporate Governance Committee of RELX PLC and RELX NV.

Ms van Lier Lels is a member of the supervisory boards of TKH Group NV, Eneco Holding NV and Royal Imtech NV, and a member of the executive committee of Aegon Association. She is also a member of various Dutch governmental advisory boards. Ms Lier Lels was formerly a member of the supervisory boards of KPN NV, USG People NV and Maersk BV, and executive vice president and chief operating officer of the Schiphol Group.

Commenting on the appointment, Anthony Habgood, Chairman said:

“Marike has been an excellent Non-Executive Director of RELX NV since 2010 and I am delighted that the recent simplification of our corporate structure also facilitates her appointment to the Boards of RELX PLC and RELX Group plc. This appointment fully aligns the membership of our Boards and in itself further simplifies our structure. I look forward to continuing to work with Marike in her expanded role.”

There are no additional details to disclose in respect of Listing Rule 9.6.13R (1) to (6).

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

Notes to Editors
About RELX Group

RELX Group plc is a world-leading provider of information solutions for professional customers across industries. The group employs about 28,500 people of whom half are in North America. RELX PLC, the London Stock Exchange listed shareholding vehicle, holds 52.9% of the shares in RELX Group. RELX NV, the Amsterdam Stock Exchange listed shareholding vehicle, holds 47.1% of the shares in RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately €32.9bn/£22.9bn*.

*Note: Current market capitalisation can be found at http://www.relxgroup.com/investorcentre